Filed by ScanSoft, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Nuance Communications, Inc.
Commission File No.: 000-30203

The following letter was sent to certain customers of Nuance Communications, Inc.:

May 19, 2005

Dear Nuance Customers,

As you may already know, the boards of directors for Nuance and ScanSoft have unanimously agreed to a merger of the two companies. The merger will substantially strengthen the combined company’s position as the leading, comprehensive provider of speech software solutions.

Whether you are an existing Nuance Voice Platform (NVP) customer or are in the process of purchasing NVP, we at ScanSoft would like to take this opportunity to outline our commitment to this product and to reassure you that we consider NVP a strategic asset within the current Nuance product portfolio. We understand that more than 100 companies rely on the NVP product to run their business-critical customer service functions, and it is clearly in the business interest of both ScanSoft and Nuance to serve our future, combined customers to the best of our ability.

Subsequent to the merger’s close (anticipated in September), the combined company is committed to providing customers and partners with the go forward strategy for NVP. This strategy will include a plan for the ongoing support of NVP as well as a future development roadmap to best serve customer needs. In keeping with our corporate strategy of channel distribution, the plan will outline a channel friendly stance for the combined company. To support our plans, we expect to retain a strong engineering contingent at Nuance and as we have publicly stated, we plan to maintain the current Nuance facility in Menlo Park.

Both Nuance and ScanSoft share a deep commitment and passion to providing world–class solutions. In the event you have any questions concerning our future plans, I encourage you to either contact your respective Nuance account manager or contact me directly at (617) 428 4444.

Sincerely,

Steve Chambers
President, ScanSoft, Inc.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
ScanSoft plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and ScanSoft and Nuance plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Statements in this document regarding the proposed transaction between ScanSoft and Nuance, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, future expectations regarding the assets of the combined company, the growth of the speech industry and the demand for speech solutions, and any other statements about ScanSoft or Nuance managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the transaction; the ability to successfully integrate products, operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in ScanSoft’s Annual Report on Form 10K for the year ended September 30, 2004 and Nuance’s Annual Report on Form 10K for the year ended December 31, 2004 and their most recent quarterly reports filed with the SEC. ScanSoft and Nuance disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.